UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 30, 2022, Immatics N.V. (the “Company”) made available an updated investor presentation on its website. A copy of the presentation is attached hereto as Exhibit 99.1. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of June 30, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corporate presentation dated June 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: June 30, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer